Exhibit 99.1

MAKEMYTRIP LIMITED ANNOUNCES FISCAL 2024 THIRD QUARTER RESULTS

Gurugram, India and New York, January 23, 2024 — MakeMyTrip Limited (NASDAQ: MMYT), India’s leading travel service provider, today announced its unaudited interim financial and operating results for its fiscal third quarter ended December 31, 2023.

(in thousands)	For the three months ended December 31, 2022	For the three months ended December 31, 2023	YoY Change	YoY Change in constant currency(1)	For the nine months ended December 31, 2022	For the nine months ended December 31, 2023	YoY Change	YoY Change in constant currency(1)
Financial Summary as per IFRS
Revenue	$170,526	$214,216	25.6%	26.9%	$444,513	$579,637	30.4%	34.9%
Air Ticketing	$38,360	$51,695	34.8%	36.4%	$108,909	$146,170	34.2%	39.0%
Hotels and Packages	$103,290	$125,482	21.5%	22.6%	$255,581	$330,063	29.1%	33.4%
Bus Ticketing	$19,542	$24,177	23.7%	25.1%	$55,937	$68,893	23.2%	27.6%
Others	$9,334	$12,862	37.8%	39.4%	$24,086	$34,511	43.3%	48.5%
Results from Operating Activities	$7,466	$22,645			$15,631	$48,491
Profit (loss) for the period	$174	$24,217			$(16,611)	$44,815
Financial Summary as per non-IFRS measures
Adjusted Margin(2)
Air Ticketing	$70,179	$79,177	12.8%	14.2%	$205,801	$233,960	13.7%	17.7%
Hotels and Packages	$71,989	$98,789	37.2%	38.8%	$196,274	$260,016	32.5%	37.4%
Bus Ticketing	$20,341	$26,911	32.3%	33.8%	$57,962	$76,003	31.1%	35.9%
Others	$9,626	$13,011	35.2%	36.8%	$25,073	$34,914	39.2%	44.3%
Adjusted Operating Profit(2)	$19,674	$33,444			$51,280	$91,782
Adjusted Net Profit(2)	$15,856	$38,905			$29,863	$100,298
Gross Bookings	$1,738,181	$2,088,273	20.1%	21.7%	$4,892,324	$5,915,462	20.9%	25.5%

Notes:

(1)
Constant currency refers to our financial results assuming constant foreign exchange rates for the current fiscal period based on the rates in effect during the comparable fiscal period in the prior fiscal year. This is a non-IFRS measure. For more information, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release. IFRS refers to International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB). Reconciliations of IFRS measures to non-IFRS financial measures and operating results are included at the end of this release.
(2)
This is a non-IFRS measure. For more information, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release. Reconciliations of IFRS measures to non-IFRS financial measures and operating results are included at the end of this release.

Financial Highlights for Fiscal 2024 Third Quarter

(Year over Year (YoY) growth % is based on constant currency(1))

•
Gross Bookings increased by 21.7% YoY in 3Q24 to $2,088.3 million.
•
Adjusted Margin(2) – Air Ticketing increased by 14.2% YoY in 3Q24 to $79.2 million.
•
Adjusted Margin(2) – Hotels and Packages increased by 38.8% YoY in 3Q24 to $98.8 million.
•
Adjusted Margin(2) – Bus Ticketing increased by 33.8% YoY in 3Q24 to $26.9 million.
•
Adjusted Margin(2) – Others increased by 36.8% YoY in 3Q24 to $13.0 million.
•
Adjusted Operating Profit(2) increased to $33.4 million in 3Q24 versus $19.7 million in 3Q23, reflecting an improvement of $13.7 million YoY.

Rajesh Magow, Group Chief Executive Officer, MakeMyTrip, commenting on the results, said,

“During this seasonally strong quarter, we witnessed robust demand for leisure travel across all domestic and international destinations leading to the highest-ever quarterly gross bookings, revenue, and profit for the Group. We are excited about the opportunities that lie ahead of us, as the travel and tourism sector is a focus area for the Indian government and is expected to benefit from increased investments in travel infrastructure. Additionally, from a consumer perspective, the growing disposable incomes of the middle class in India are expected to continue driving India’s travel and hospitality growth in the coming years. We remain committed to excellence and innovation, aiming to meet and exceed the diverse travel aspirations of Indian consumers.”

Fiscal 2024 Third Quarter Financial Results

Revenue. We generated revenue of $214.2 million in the quarter ended December 31, 2023, an increase of 25.6% (26.9% in constant currency(1)) over revenue of $170.5 million in the quarter ended December 31, 2022, primarily as a result of an increase of 34.8% (36.4% in constant currency) in revenue from our air ticketing business, an increase of 21.5% (22.6% in constant currency) in revenue from our hotels and packages business, an increase of 23.7% (25.1% in constant currency) in revenue from our bus ticketing business, and an increase of 37.8% (39.4% in constant currency) in revenue from our others business, each as further described below. The increase in revenue was primarily due to the sustained elevated travel demand in India in the quarter ended December 31, 2023 as compared to the quarter ended December 31, 2022.

The table below summarizes our segment profitability in terms of revenue and Adjusted Margin in each segment. Customer inducement costs have been added back to revenue to calculate Adjusted Margin and are intended to reflect the way we view our ongoing business. Under IFRS, these customer inducement costs are required to be recorded as a reduction of revenue. For more information, see “Information About Reportable Segments” in our condensed consolidated interim financial statements included elsewhere in this release. Also see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

	For the three months ended December 31
	Air ticketing		Hotels and packages		Bus ticketing		Others
	2022	2023	2022	2023	2022	2023	2022	2023
	(Amounts in USD thousands)
Revenue as per IFRS	38,360	51,695	103,290	125,482	19,542	24,177	9,334	12,862
Add: Customer inducement costs recorded as a reduction of revenue	32,815	27,482	25,204	35,674	2,206	2,734	508	149
Less: Service cost	996	—	56,505	62,367	1,407	—	216	—
Adjusted Margin(2)	70,179	79,177	71,989	98,789	20,341	26,911	9,626	13,011

Air Ticketing. Revenue from our air ticketing business increased by 34.8% (36.4% in constant currency) to $51.7 million in the quarter ended December 31, 2023, from $38.4 million in the quarter ended December 31, 2022. Our Adjusted Margin – Air ticketing increased by 12.8% (14.2% in constant currency) to $79.2 million in the quarter ended December 31, 2023, from $70.2 million in the quarter ended December 31, 2022. Adjusted Margin – Air ticketing includes customer inducement costs of $27.5 million in the quarter ended December 31, 2023 and $32.8 million in the quarter ended December 31, 2022, recorded as a reduction of revenue. The increase in revenue from our air ticketing business and Adjusted Margin – Air ticketing was primarily due to an increase in gross bookings of 18.2% (19.8% in constant currency) primarily driven by a 9.1% increase in the number of air ticketing flight segments year over year (excluding flight segments booked as a component of bookings for our Hotels and Packages segment), primarily due to the sustained elevated travel demand in India in the quarter ended December 31, 2023 as compared to the quarter ended December 31, 2022. Further, our Adjusted Margin % (defined as Adjusted Margin as a percentage of gross bookings) – Air ticketing decreased marginally to 6.3% in the quarter ended December 31, 2023 as compared to 6.6% in the quarter ended December 31, 2022.

Hotels and Packages. Revenue from our hotels and packages business increased by 21.5% (22.6% in constant currency) to $125.5 million in the quarter ended December 31, 2023, from $103.3 million in the quarter ended December 31, 2022. Our Adjusted Margin – Hotels and packages increased by 37.2% (38.8% in constant currency) to $98.8 million in the quarter ended December 31, 2023 from $72.0 million in the quarter ended December 31, 2022. Adjusted Margin – Hotels and packages includes customer inducement costs of $35.7 million in the quarter ended December 31, 2023 and $25.2 million in the quarter ended December 31, 2022, recorded as a reduction of revenue. The increase in revenue from our hotels and packages business and Adjusted Margin – Hotels and packages was primarily due to an increase in gross bookings by 25.5% (27.0% in constant currency) primarily driven by a 17.4% increase in the number of hotel-room nights in the quarter ended December 31, 2023 as compared to the quarter ended December 31, 2022, primarily due to the sustained elevated travel demand in India in the quarter ended December 31, 2023 as compared to the quarter ended December 31, 2022. Our Adjusted Margin % – Hotels and packages increased to 17.7% in the quarter ended December 31, 2023 as compared to 16.2% in the quarter ended December 31, 2022, primarily due to the comparatively lower proportion of bookings of packages in the quarter ended December 31, 2023, that have relatively lower margins.

Bus Ticketing. Revenue from our bus ticketing business increased by 23.7% (25.1% in constant currency) to $24.2 million in the quarter ended December 31, 2023, from $19.5 million in the quarter ended December 31, 2022. Our Adjusted Margin – Bus ticketing increased by 32.3% (33.8% in constant currency) to $26.9 million in the quarter ended December 31, 2023 from $20.3 million in the quarter ended December 31, 2022. Adjusted Margin – Bus ticketing includes customer inducement costs of $2.7 million in the quarter ended December 31, 2023 and $2.2 million in the quarter ended December 31, 2022, recorded as a reduction of revenue. The increase in revenue from our bus ticketing business and Adjusted Margin – Bus ticketing was due to an increase in gross bookings by 18.8% (20.3% in constant currency) driven by a 16.8% increase in the number of bus tickets travelled year over year, primarily due to the sustained elevated travel demand in India in the quarter ended December 31, 2023 as compared to the quarter ended December 31, 2022. Our Adjusted Margin % – Bus ticketing increased to 10.0% in the quarter ended December 31, 2023 as compared to 9.0% in the quarter ended December 31, 2022, primarily due to the reclassification of distribution costs as a component of “other operating expenses” from a component of “service cost” since the quarter ended June 30, 2023.

Others. Revenue from our others business increased by 37.8% (39.4% in constant currency) to $12.9 million in the quarter ended December 31, 2023, from $9.3 million in the quarter ended December 31, 2022. Our Adjusted Margin – Others increased by 35.2% (36.8% in constant currency) to $13.0 million in the quarter ended December 31, 2023 from $9.6 million in the quarter ended December 31, 2022. Adjusted Margin – Others includes customer inducement costs of $0.1 million in the quarter ended December 31, 2023 and $0.5 million in the quarter ended December 31, 2022, recorded as a reduction of revenue. The increase in revenue from our others business and Adjusted Margin – Others was primarily on account of an increase in revenue from marketing alliances and other travel services due to the sustained elevated travel demand in India in the quarter ended December 31, 2023 as compared to the quarter ended December 31, 2022.

Other Income. Other income decreased by 62.8% to $0.06 million in the quarter ended December 31, 2023 from $0.16 million in the quarter ended December 31, 2022.

Service Cost. Service cost increased by 5.5% to $62.4 million in the quarter ended December 31, 2023 from $59.1 million in the quarter ended December 31, 2022, primarily due to the sustained elevated travel demand in India in the quarter ended December 31, 2023 as compared to the quarter ended December 31, 2022, partially offset by the reclassification of distribution costs as a component of “other operating expenses” from a component of “service cost” since the quarter ended June 30, 2023.

Personnel Expenses. Personnel expenses increased by 8.2% to $35.5 million in the quarter ended December 31, 2023 from $32.8 million in the quarter ended December 31, 2022, primarily due to annual wage increases effected in the quarter ended June 30, 2023, partially offset by a reduction in share-based compensation costs in the quarter ended December 31, 2023 as compared to the quarter ended December 31, 2022.

Marketing and Sales Promotion Expenses. Marketing and sales promotion expenses increased by 25.0% to $36.1 million in the quarter ended December 31, 2023 from $28.9 million in the quarter ended December 31, 2022 primarily due to an increase in variable costs and discretionary expenditures such as expenses on events and brand building initiatives in response to increased travel demand in India in the quarter ended December 31, 2023 as compared to the quarter ended December 31, 2022. Additionally, we incurred customer inducement costs recorded as a reduction of revenue of $66.0 million in the quarter ended December 31, 2023 and $60.7 million in the quarter ended December 31, 2022. The details are as follows:

	For the three months ended December 31
	2022	2023
	(Amounts in USD thousands)
Marketing and sales promotion expenses	28,868	36,084
Customer inducement costs recorded as a reduction of revenue	60,733	66,039

Other Operating Expenses. Other operating expenses increased by 43.0% to $50.9 million in the quarter ended December 31, 2023 from $35.6 million in the quarter ended December 31, 2022, primarily due to the reclassification of distribution costs as a component of “other operating expenses” from a component of “service cost” since the quarter ended June 30, 2023 and an increase in operating expenses, including payment gateway charges, outsourcing fees and website hosting charges linked to an increase in bookings.

Depreciation, Amortization and Impairment. Our depreciation, amortization and impairment expenses decreased marginally by 0.9% to $6.7 million in the quarter ended December 31, 2023 from $6.8 million in the quarter ended December 31, 2022.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities were a profit of $22.6 million in the quarter ended December 31, 2023 as compared to a profit of $7.5 million in the quarter ended December 31, 2022. Our Adjusted Operating Profit was $33.4 million in the quarter ended December 31, 2023 as compared to $19.7 million in the quarter ended December 31, 2022. For a description of the components and calculation of “Adjusted Operating Profit (Loss)” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Results from operating activities”, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Net Finance Income (Costs). Our net finance income was $1.5 million in the quarter ended December 31, 2023 as compared to net finance cost of $7.7 million in the quarter ended December 31, 2022, primarily due to an increase of $4.8 million in interest income on term deposits and a decrease in net foreign exchange loss of $5.0 million in the quarter ended December 31, 2023, primarily due to decrease in unrealized foreign exchange losses resulting from translations of monetary assets and liabilities from Indian Rupees to U.S. dollars as at December 31, 2023 as compared to the quarter ended December 31, 2022.

Profit (Loss) for the Period. As a result of the foregoing factors, our profit for the quarter ended December 31, 2023 was $24.2 million as compared to $0.2 million in the quarter ended December 31, 2022. Our Adjusted Net Profit was $38.9 million in the quarter ended December 31, 2023, as compared to $15.9 million in the quarter ended December 31, 2022. For a description of the components and calculation of

“Adjusted Net Profit (Loss)” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Profit (loss) for the period”, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Diluted Earnings (Loss) per Share. As a result of the foregoing factors, diluted earnings per share was $0.22 for the quarter ended December 31, 2023 as compared to $0.001 in the quarter ended December 31, 2022. Our Adjusted Diluted Earnings per share was $0.35 in the quarter ended December 31, 2023, as compared to $0.14 in the quarter ended December 31, 2022. For a description of the components and calculation of “Adjusted Diluted Earnings (Loss) per Share” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Diluted earnings (loss) per share”, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Liquidity. As at December 31, 2023, the balance of cash and cash equivalents and term deposits (including restricted cash and cash equivalents and term deposits of $6.9 million) on our balance sheet was $608.5 million.

Recent Developments

Acquisition of majority interest in Savaari

On December 1, 2023, our wholly-owned subsidiary, MakeMyTrip (India) Private Limited, or MMT India, completed its acquisition of a majority interest in Savaari Car Rentals Private Limited (Savaari), a provider of inter-city car rental services in India. This acquisition is intended to expand our presence in the inter-city car rental market in India.

CESTAT Order Relating to Service Tax Demand cum Show Cause Notice

In August 2021, MMT India received a demand order from the Commissioner of Service Tax relating to a demand for payment of service taxes of approximately INR 7,981 million (approximately $97.1 million) along with interest and penalties in respect of certain matters relating to the travel industry in India and which involve complex interpretations of Indian law, as described in “Item 8. Financial Information — A. Consolidated Financial Statements and Other Financial Information — Legal Proceedings — Tax Proceedings — Service Tax and Goods & Service Tax Matters — Demand cum Show Cause Notice — Fiscal Year 2012 to June 2017” in our Annual Report on Form 20-F dated July 25, 2023. In November 2021, MMT India filed an appeal with the Customs Excise & Service Tax Appellate Tribunal, or CESTAT, after making a pre-deposit of approximately INR 100 million (approximately $1.2 million) against the demand order with the relevant authorities.

On January 10, 2024, MMT India received a favorable order from CESTAT, pursuant to which the demand order from the Commissioner of Service Tax was set aside in full. The CESTAT order is appealable by the Commissioner of Service Tax within 90 days from the receipt of the order.

Repurchases of Shares and Convertible Notes

Pursuant to the terms of and subject to the conditions set forth in, the Indenture dated as of February 9, 2021 relating to the 0.00% convertible senior notes due 2028, or the 2028 Notes, by and between the Company and The Bank of New York Mellon, as trustee, each holder of 2028 Notes has the right to require the Company to repurchase the 2028 Notes on February 15, 2024 and February 15, 2026 (which is, respectively, approximately three and five years after the Notes were initially issued). On January 17, 2024, the Company notified holders of its 2028 Notes, of the right, at the option such holder, to require the Company to repurchase at par all of such holder’s 2028 Notes or any portion thereof that is an integral multiple of US$1,000 principal amount for cash on February 15, 2024, or the Repurchase Right, if properly tendered by the holders subject to the terms and conditions set forth in the Indenture. The Company intends to announce the results of this tender offer in accordance with applicable laws.

In addition, the Company’s share repurchase plan, pursuant to which the Company can repurchase its ordinary shares at any price determined by its Board of Directors from time to time, remains effective until March 31, 2026. Furthermore, and separate from the pending Repurchase Right described above, the Board of Directors has authorized the Company to repurchase its 2028 Notes from time to time through open market purchases, privately negotiated transactions with individual holders or otherwise, in accordance with applicable securities laws (including Rule 14e-5 of the U.S. Securities Exchange Act of 1934), provided that the aggregate amount of ordinary shares and aggregate amount of 2028 Notes that may be repurchased by the Company pursuant to this existing program shall not exceed $136.0 million. The price and timing of any such repurchases will depend on prevailing market conditions, liquidity requirements, contractual restrictions and other factors as determined by the Board of Directors from time to time. There can be no assurance that we will execute any such repurchase pursuant to the plan or the Repurchase Right.

There were no repurchases pursuant to the share repurchase plan or repurchases of 2028 Notes during the third quarter of fiscal year 2024. As at December 31, 2023, we had remaining authority to repurchase up to $136.0 million of our outstanding ordinary shares and 2028 Notes.

Conference Call

MakeMyTrip will host a live Zoom webinar to discuss the Company’s results for the quarter ended December 31, 2023 beginning at 7:30 AM EST or 6:00 PM IST on January 23, 2024 through the Company’s Investor Relations website at https://investors.makemytrip.com/. To participate, please use the following link https://makemytrip.zoom.us/webinar/register/WN_8FuLLIDHQhmKgnq9oO9LVA to register for the live event. Registered participants will receive a confirmation email containing the Zoom access link and alternative phone dial-in details. A replay of the event will be available on the “Investor Relations” section of the Company’s website at http://investors.makemytrip.com, approximately two hours after the conclusion of the live event.

About Key Performance Indicators and Non-IFRS Measures

We refer to certain non-IFRS measures in various places within this release, including “Adjusted Operating Profit (Loss)”, “Adjusted Net Profit (Loss)”, “Adjusted Diluted Earnings (Loss) per Share” and constant currency results. Our key performance indicators are “Adjusted Margin” and “Adjusted Margin %” which are also non-IFRS measures referred to in various places within this release.

We evaluate our financial performance in each of our reportable segments based on our key performance indicators, Adjusted Margin and Adjusted Margin %, which are non-IFRS measures and segment profitability measures. Adjusted Margin represents IFRS revenue after adding back customer inducement costs in the nature of customer incentives, customer acquisition costs and loyalty program costs which are reported as a reduction of revenue, and deducting the cost of acquisition of services primarily relating to sales to customers where we act as the principal. Adjusted Margin % represents Adjusted Margin as a percentage of gross bookings.

As certain parts of our revenues are recognized on a “net” basis when we are acting as an agent, and other parts of our revenue are recognized on a “gross” basis when we are acting as the principal, we evaluate our financial performance in each of our reportable segments based on Adjusted Margin, which is a non-IFRS measure and a segment profitability measure, as we believe that Adjusted Margin reflects the value addition of the travel services that we provide to our customers. Income from packages, including income on airline tickets sold to customers as a part of tours and packages is accounted for on a "gross" basis as the Company controls the services before such services are transferred to travelers. Revenue from the packages business which is accounted for on a “gross” basis represents the total amount paid by customers for these travel services and products, while our cost of procuring the relevant services and products for sale to our customers in this business is classified as service cost.

We also refer to Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per Share which are non-IFRS measures and most directly comparable to results from operating activities, profit (loss) for the period and diluted earnings (loss) per share for the period, respectively, each of which is an IFRS measure. We use financial measures that exclude share-based compensation expense, amortization of acquired intangibles, gain on discontinuation of equity accounted investment, impairment provision for non-financial assets, net change in financial liability relating to acquisitions, share of loss (profit) of equity-accounted investees, interest expense on financial liabilities measured at amortized cost and income tax expense (benefit) for our internal management reporting, budgeting and decision making purposes, including comparing our operating results to that of our competitors.

A limitation of using Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per Share instead of results from operating activities, profit (loss) for the period and diluted earnings (loss) per share calculated in accordance with IFRS as issued by the IASB is that these non-GAAP financial measures exclude a recurring cost, for example, share-based compensation. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per Share. Because of varying available valuation methodologies and subjective assumptions that companies can use when adopting IFRS 2 “Share based payment,” management believes that providing non-IFRS measures that exclude such expense allows investors to make additional comparisons between our operating results and those of other companies. In addition, reconciliations of IFRS measures to non-IFRS financial measures and operating results are included at the end of this release.

Constant currency results are financial measures that are not prepared in accordance with IFRS and assume constant currency exchange rates used for translation based on the rates in effect during the comparable period in the prior period. Because the impact of changing foreign currency exchange rates may not provide an accurate baseline for analyzing trends in our business, management believes percentage growth in constant currency is an important metric for evaluating our operations. Constant currency is a non-IFRS measure and it should not be considered as a substitute for measures prepared in accordance with IFRS.

We believe that our current calculations of Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss), Adjusted Diluted Earnings (Loss) per Share, Adjusted Margin, Adjusted Margin % and change in constant currency represent a balanced approach to adjusting for the impact of certain discrete, unusual or non-cash items and other items such as customer inducement costs in the nature of customer incentives, customer acquisition costs and loyalty program costs, which we believe are representative of our operating results and provide useful information to investors and analysts. We believe that investors and analysts in our industry use these non-IFRS measures and key performance indicators to compare our company and our performance to that of our global peers.

However, the presentation of these non-IFRS measures and key performance indicators are not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. These non-IFRS measures and key performance indicators may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

Safe Harbor Statement

This release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to”, “project”, “seek”, “should” or other similar expressions. Such statements include, among other things, quotations from management as well as MakeMyTrip’s (MMYT) strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, a slow-down of economic growth in India and the global economic downturn, the adverse impact of the COVID-19 pandemic, general declines or disruptions in the travel industry, volatility in the trading price of MMYT’s shares, MMYT’s reliance on its relationships with travel suppliers and strategic alliances, failure to further increase MMYT’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop MMYT’s corporate travel business, damage to or failure of MMYT's infrastructure and technology, loss of services of MMYT's key executives, and inflation in India and in other countries. These and other factors are more fully discussed in the “Risk Factors” section of MMYT's 20-F dated July 25, 2023, filed with the United States Securities and Exchange Commission. All information provided in this release is provided as of the date of issuance of this release, and MMYT does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About MakeMyTrip Limited

MakeMyTrip Limited is India's leading travel group operating well-recognized travel brands including MakeMyTrip, Goibibo and redBus. Through our primary websites www.makemytrip.com, www.goibibo.com, www.redbus.in, and mobile platforms, travellers can research, plan and book a wide range of travel services and products in India as well as overseas. Our services and products include air ticketing, hotel and alternative accommodations bookings, holiday planning and packaging, rail ticketing, bus ticketing, car hire and ancillary travel requirements such as facilitating access to third-party travel insurance, visa processing and foreign exchange.

We provide our customers with access to all major domestic full-service and low-cost airlines operating in India and all major airlines operating to and from India, a comprehensive set of domestic accommodation properties in India and a wide selection of properties outside of India, Indian Railways and all major Indian bus operators. For more information, visit https://www.makemytrip.com/about-us/company_profile.php

For more details, please contact:

Vipul Garg

Vice President - Investor Relations

MakeMyTrip Limited

Vipul.garg@go-mmt.com

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

(UNAUDITED)

(Amounts in USD thousands)

	As at March 31, 2023	As at December 31, 2023
Assets
Property, plant and equipment	25,380	26,543
Intangible assets and goodwill	628,974	612,339
Trade and other receivables, net	6,179	7,020
Investment in equity-accounted investees	2,070	14,025
Other investments	1,268	1,344
Term deposits	5,618	1,895
Non-current tax assets	18,373	25,372
Other non-current assets	53	43
Total non-current assets	687,915	688,581
Inventories	25	16
Contract assets	—	6,579
Trade and other receivables, net	68,847	86,133
Term deposits	197,056	296,829
Other current assets	121,964	137,600
Cash and cash equivalents	284,018	309,753
Total current assets	671,910	836,910
Total assets	1,359,825	1,525,491
Equity
Share capital	53	54
Share premium	2,057,362	2,140,124
Other components of equity	40,137	(19,252)
Accumulated deficit	(1,227,986)	(1,184,409)
Total equity attributable to owners of the Company	869,566	936,517
Non-controlling interests	6,490	4,696
Total equity	876,056	941,213
Liabilities
Loans and borrowings(#)	15,650	16,261
Employee benefits	8,886	10,116
Contract liabilities	163	225
Deferred tax liabilities, net	822	432
Other non-current liabilities, including derivative	4,590	10,127
Total non-current liabilities	30,111	37,161
Loans and borrowings(#)	219,514	232,463
Trade and other payables	89,780	133,950
Contract liabilities	75,206	91,332
Other current liabilities	69,158	89,372
Total current liabilities	453,658	547,117
Total liabilities	483,769	584,278
Total equity and liabilities	1,359,825	1,525,491

# Loans and borrowings include lease liabilities amounting to $17.2 million as at December 31, 2023 (as at March 31, 2023: $16.4 million).

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(UNAUDITED)

(Amounts in USD thousands, except per share data and share count)

	For the three months ended December 31		For the nine months ended December 31
	2022	2023	2022	2023
Revenue
Air ticketing	38,360	51,695	108,909	146,170
Hotels and packages	103,290	125,482	255,581	330,063
Bus ticketing	19,542	24,177	55,937	68,893
Other revenue	9,334	12,862	24,086	34,511
Total revenue	170,526	214,216	444,513	579,637
Other income	156	58	2,644	587
Service cost
Procurement cost of hotels and packages services	56,505	62,367	127,738	162,239
Other cost of providing services	2,619	—	7,005	—
Personnel expenses	32,810	35,509	98,248	104,336
Marketing and sales promotion expenses	28,868	36,084	78,395	91,706
Other operating expenses	35,612	50,931	99,639	153,173
Depreciation, amortization and impairment	6,802	6,738	20,501	20,279
Results from operating activities	7,466	22,645	15,631	48,491
Finance income	3,031	7,710	7,710	17,630
Finance costs	10,703	6,228	40,905	21,222
Net finance income (costs)	(7,672)	1,482	(33,195)	(3,592)
Share of profit (loss) of equity-accounted investees	(1)	42	64	41
Profit (loss) before tax	(207)	24,169	(17,500)	44,940
Income tax benefit (expense)	381	48	889	(125)
Profit (loss) for the period	174	24,217	(16,611)	44,815
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability, net of tax	—	—	1,139	(369)
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences on foreign operations, net of tax	(7,948)	155	(52,482)	(7,658)
Other comprehensive income (loss) for the period, net of tax	(7,948)	155	(51,343)	(8,027)
Total comprehensive income (loss) for the period	(7,774)	24,372	(67,954)	36,788
Profit (loss) attributable to:
Owners of the Company	93	24,262	(16,985)	44,791
Non-controlling interests	81	(45)	374	24
Profit (loss) for the period	174	24,217	(16,611)	44,815
Total comprehensive income (loss) attributable to:
Owners of the Company	(7,841)	24,423	(67,722)	36,856
Non-controlling interests	67	(51)	(232)	(68)
Total comprehensive income (loss) for the period	(7,774)	24,372	(67,954)	36,788
Earnings (loss) per share (in USD)
Basic	0.001	0.22	(0.16)	0.40
Diluted	0.001	0.22	(0.16)	0.40
Weighted average number of shares (including Class B Shares)
Basic	109,866,226	111,048,490	109,548,983	110,855,929
Diluted	111,315,305	112,677,530	109,548,983	112,413,794

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(UNAUDITED)

(Amounts in USD thousands)

	Attributable to owners of the Company
			Other components of equity
	Share Capital	Share Premium	Equity Component of Convertible Notes	Fair Value Reserves	Share Based Payment Reserve	Foreign Currency Translation Reserve	Accumulated Deficit	Total	Non- Controlling Interests	Total Equity
Balance as at April 1, 2023	53	2,057,362	31,122	368	176,836	(168,189)	(1,227,986)	869,566	6,490	876,056
Total comprehensive income (loss) for the period
Profit (loss) for the period	—	—	—	—	—	—	44,791	44,791	24	44,815
Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	(7,567)	—	(7,567)	(91)	(7,658)
Remeasurement of defined benefit liability	—	—	—	—	—	—	(368)	(368)	(1)	(369)
Total other comprehensive income (loss)	—	—	—	—	—	(7,567)	(368)	(7,935)	(92)	(8,027)
Total comprehensive income (loss) for the period	—	—	—	—	—	(7,567)	44,423	36,856	(68)	36,788
Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	25,162	—	—	25,162	36	25,198
Issue of ordinary shares on exercise of share based awards	1	82,762	—	—	(76,770)	—	—	5,993	—	5,993
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	(40)	—	40	—	—	—
Total contributions by owners	1	82,762	—	—	(51,648)	—	40	31,155	36	31,191
Changes in ownership interests
Acquisition of non-controlling interest	—	—	—	—	—	(229)	(418)	(647)	(1,762)	(2,409)
Change in fair value of financial liability for acquisition of non-controlling interest	—	—	—	—	—	55	(468)	(413)	—	(413)
Total changes in ownership interests in subsidiaries	—	—	—	—	—	(174)	(886)	(1,060)	(1,762)	(2,822)
Total transactions with owners	1	82,762	—	—	(51,648)	(174)	(846)	30,095	(1,726)	28,369
Balance as at December 31, 2023	54	2,140,124	31,122	368	125,188	(175,930)	(1,184,409)	936,517	4,696	941,213

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

(UNAUDITED)

(Amounts in USD thousands)

	For the nine months ended December 31
	2022	2023
Profit (loss) for the period	(16,611)	44,815
Adjustments for non-cash items	78,513	58,035
Changes in working capital	(74,037)	23,528
Net cash generated from (used in) operating activities	(12,135)	126,378
Net cash generated from (used in) investing activities	30,840	(95,468)
Net cash generated used in financing activities	(5,007)	(4,800)
Increase in cash and cash equivalents	13,698	26,110
Cash and cash equivalents at beginning of the period	213,283	284,018
Effect of exchange rate fluctuations on cash held	108	(375)
Cash and cash equivalents at end of the period	227,089	309,753

MAKEMYTRIP LIMITED

INFORMATION ABOUT REPORTABLE SEGMENTS

(UNAUDITED)

(Amounts in USD thousands)

	For the three months ended December 31
	Reportable segments
	Air ticketing		Hotels and packages		Bus ticketing		All other segments		Total
Particulars	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023
Consolidated Revenue	38,360	51,695	103,290	125,482	19,542	24,177	9,334	12,862	170,526	214,216
Add: Customer inducement costs recorded as a reduction of revenue*	32,815	27,482	25,204	35,674	2,206	2,734	508	149	60,733	66,039
Less: Service cost	996	—	56,505	62,367	1,407	—	216	—	59,124	62,367
Adjusted Margin	70,179	79,177	71,989	98,789	20,341	26,911	9,626	13,011	172,135	217,888
Other income									156	58
Personnel expenses									(32,810)	(35,509)
Marketing and sales promotion expenses									(28,868)	(36,084)
Customer inducement costs recorded as a reduction of revenue*									(60,733)	(66,039)
Other operating expenses									(35,612)	(50,931)
Depreciation, amortization and impairment									(6,802)	(6,738)
Finance income									3,031	7,710
Finance costs									(10,703)	(6,228)
Share of profit (loss) of equity-accounted investees									(1)	42
Profit (loss) before tax									(207)	24,169

	For the nine months ended December 31
	Reportable segments
	Air ticketing		Hotels and packages		Bus ticketing		All other segments		Total
Particulars	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023
Consolidated Revenue	108,909	146,170	255,581	330,063	55,937	68,893	24,086	34,511	444,513	579,637
Add: Customer inducement costs recorded as a reduction of revenue*	99,154	87,790	68,431	92,192	6,377	7,110	1,378	403	175,340	187,495
Less: Service cost	2,262	—	127,738	162,239	4,352	—	391	—	134,743	162,239
Adjusted Margin	205,801	233,960	196,274	260,016	57,962	76,003	25,073	34,914	485,110	604,893
Other income									2,644	587
Personnel expenses									(98,248)	(104,336)
Marketing and sales promotion expenses									(78,395)	(91,706)
Customer inducement costs recorded as a reduction of revenue*									(175,340)	(187,495)
Other operating expenses									(99,639)	(153,173)
Depreciation, amortization and impairment									(20,501)	(20,279)
Finance income									7,710	17,630
Finance costs									(40,905)	(21,222)
Share of profit (loss) of equity-accounted investees									64	41
Profit (loss) before tax									(17,500)	44,940

* For purposes of reporting to the Chief Operating Decision Maker (CODM), the segment profitability measure i.e. Adjusted Margin is arrived at by adding back certain customer inducement costs including customer incentives, customer acquisition cost and loyalty program costs, which are recorded as a reduction of revenue and reducing service cost.

MAKEMYTRIP LIMITED

RECONCILIATION OF IFRS TO NON-IFRS FINANCIAL MEASURES AND KEY PERFORMANCE INDICATORS

(Unaudited)

(Amounts in USD thousands, except per share data)

The following tables reconcile our revenue (an IFRS measure) to Adjusted Margin (a segment profitability measure) for the periods indicated:

	For the three months ended December 31
	Air ticketing		Hotels and packages		Bus ticketing		Others
	2022	2023	2022	2023	2022	2023	2022	2023
Revenue as per IFRS	38,360	51,695	103,290	125,482	19,542	24,177	9,334	12,862
Add: Customer inducement costs recorded as a reduction of revenue	32,815	27,482	25,204	35,674	2,206	2,734	508	149
Less: Service cost	996	—	56,505	62,367	1,407	—	216	—
Adjusted Margin(2)	70,179	79,177	71,989	98,789	20,341	26,911	9,626	13,011

	For the nine months ended December 31
	Air ticketing		Hotels and packages		Bus ticketing		Others
	2022	2023	2022	2023	2022	2023	2022	2023
Revenue as per IFRS	108,909	146,170	255,581	330,063	55,937	68,893	24,086	34,511
Add: Customer inducement costs recorded as a reduction of revenue	99,154	87,790	68,431	92,192	6,377	7,110	1,378	403
Less: Service cost	2,262	—	127,738	162,239	4,352	—	391	—
Adjusted Margin(2)	205,801	233,960	196,274	260,016	57,962	76,003	25,073	34,914

The following table reconciles our results from operating activities (an IFRS measure) to Adjusted Operating Profit (Loss) (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Operating Profit (Loss)	For the three months ended December 31		For the nine months ended December 31
(Unaudited)	2022	2023	2022	2023
Results from operating activities as per IFRS	7,466	22,645	15,631	48,491
Add: Acquisition related intangibles amortization	3,127	2,938	9,686	9,073
Add: Employee share-based compensation costs	9,081	7,861	27,980	24,171
Less: Gain on discontinuation of equity accounted investment	—	—	(2,017)	—
Add: Impairment provision for non-financial assets	—	—	—	10,047
Adjusted Operating Profit (Loss)	19,674	33,444	51,280	91,782

The following table reconciles our profit (loss) for the period (an IFRS measure) to Adjusted Net Profit (Loss) (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Net Profit (Loss)	For the three months ended December 31		For the nine months ended December 31
(Unaudited)	2022	2023	2022	2023
Profit (Loss) for the period as per IFRS	174	24,217	(16,611)	44,815
Add: Acquisition related intangibles amortization	3,127	2,938	9,686	9,073
Add: Employee share-based compensation costs	9,081	7,861	27,980	24,171
Less: Gain on discontinuation of equity accounted investment	—	—	(2,017)	—
Add: Impairment provision for non-financial assets	—	—	—	10,047
Add: Interest expense on financial liabilities measured at amortized cost	3,750	3,979	11,210	11,893
Add (Less): Income tax expense (benefit)	(381)	(48)	(889)	125
Add: Net change in value of financial liability in business combination	104	—	568	215
Add (Less): Share of loss (profit) of equity-accounted investees	1	(42)	(64)	(41)
Adjusted Net Profit (Loss)	15,856	38,905	29,863	100,298

The following table reconciles our diluted earnings (loss) per share for the period (an IFRS measure) to Adjusted Diluted Earnings (Loss) per Share (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Diluted Earnings (Loss) per Share	For the three months ended December 31		For the nine months ended December 31
(Unaudited)	2022	2023	2022	2023
Diluted Earnings (Loss) per Share for the period as per IFRS	0.001	0.22	(0.16)	0.40
Add: Acquisition related intangibles amortization	0.03	0.03	0.09	0.08
Add: Employee share-based compensation costs	0.08	0.06	0.26	0.21
Less: Gain on discontinuation of equity accounted investment	—	—	(0.02)	—
Add: Impairment provision for non-financial assets	—	—	—	0.09
Add: Interest expense on financial liabilities measured at amortized cost	0.03	0.04	0.10	0.11
Add (Less): Income tax expense (benefit)	*	*	(0.01)	*
Add: Net change in value of financial liability in business combination	*	—	0.01	*
Add (Less): Share of loss (profit) of equity-accounted investees	*	*	*	*
Adjusted Diluted Earnings (Loss) per Share	0.14	0.35	0.27	0.89

* Less than $0.01.

The following tables reconcile our revenue (an IFRS measure) and Adjusted Margin (a segment profitability measure) in terms of reported amount and constant currency(1) amount:

(Unaudited)	For the three months ended December 31, 2023
	Revenue					Adjusted Margin
Reported Amount and Constant Currency Amount	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
Reported Amount	51,695	125,482	24,177	12,862	214,216	79,177	98,789	26,911	13,011
Impact of Foreign Currency Translation	628	1,164	271	145	2,208	976	1,161	305	157
Constant Currency Amount	52,323	126,646	24,448	13,007	216,424	80,153	99,950	27,216	13,168

(Unaudited)	For the nine months ended December 31, 2023
	Revenue					Adjusted Margin
Reported Amount and Constant Currency Amount	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
Reported Amount	146,170	330,063	68,893	34,511	579,637	233,960	260,016	76,003	34,914
Impact of Foreign Currency Translation	5,250	10,932	2,474	1,245	19,901	8,280	9,703	2,748	1,260
Constant Currency Amount	151,420	340,995	71,367	35,756	599,538	242,240	269,719	78,751	36,174

The following tables reconcile our revenue (an IFRS measure) and Adjusted Margin (a segment profitability measure) in terms of reported growth and constant currency(1) growth:

(Unaudited)	For the three months ended December 31, 2023
	Revenue					Adjusted Margin
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
Reported Growth	34.8%	21.5%	23.7%	37.8%	25.6%	12.8%	37.2%	32.3%	35.2%
Impact of Foreign Currency Translation	1.6%	1.1%	1.4%	1.6%	1.3%	1.4%	1.6%	1.5%	1.6%
Constant Currency Growth	36.4%	22.6%	25.1%	39.4%	26.9%	14.2%	38.8%	33.8%	36.8%

(Unaudited)	For the nine months ended December 31, 2023
	Revenue					Adjusted Margin
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
Reported Growth	34.2%	29.1%	23.2%	43.3%	30.4%	13.7%	32.5%	31.1%	39.2%
Impact of Foreign Currency Translation	4.8%	4.3%	4.4%	5.2%	4.5%	4.0%	4.9%	4.8%	5.1%
Constant Currency Growth	39.0%	33.4%	27.6%	48.5%	34.9%	17.7%	37.4%	35.9%	44.3%

MAKEMYTRIP LIMITED

SELECTED OPERATING AND FINANCIAL DATA

(Unaudited)

	For the three months ended December 31		For the nine months ended December 31
	2022	2023	2022	2023
	(in thousands, except percentages)
Unit Metrics
Air Ticketing – Flight segments(1)	11,289	12,469	31,428	38,330
Hotels and Packages – Room nights(2)	7,021	8,240	19,633	23,354
Standalone Hotels – Online(3) – Room nights(2)	6,780	7,967	19,044	22,662
Bus Ticketing – Travelled tickets	19,245	22,470	54,313	64,096

Adjusted Margin
Air Ticketing(4)	$70,179	$79,177	$205,801	$233,960
Hotels and Packages	71,989	98,789	196,274	260,016
Bus Ticketing	20,341	26,911	57,962	76,003
Others	9,626	13,011	25,073	34,914

Gross Bookings
Air Ticketing(4)	$1,065,377	$1,259,314	$3,072,537	$3,659,599
Hotels and Packages	445,655	559,206	1,167,724	1,489,618
Bus Ticketing	227,149	269,753	652,063	766,245
	$1,738,181	$2,088,273	$4,892,324	$5,915,462

Adjusted Margin %
Air Ticketing(4)	6.6%	6.3%	6.7%	6.4%
Hotels and Packages	16.2%	17.7%	16.8%	17.5%
Bus Ticketing	9.0%	10.0%	8.9%	9.9%

Notes:

(1)
“Flight segments” means a flight between two cities, including flights booked as part of a longer itinerary or a package, and is reported net of cancellations.
(2)
In view of room bookings by hours being offered from the quarter ended December 31, 2022, “Room nights” is the total number of hotel rooms occupied by a customer or group, multiplied by the number of nights/days that such customer or group occupies those rooms and is reported net of cancellations. Prior to the quarter ended December 31, 2022, “Room nights” was the total number of hotel rooms occupied by a customer or group, multiplied by the number of nights that such customer or group occupied those rooms and was reported net of cancellations.
(3)
“Standalone Hotels – Online” refer to Standalone Hotels booked on desktops, laptops, mobiles and other online platforms. Hotels and Packages – Room nights includes Standalone Hotels – Online – Room nights and is reported net of cancellations.
(4)
Excludes flight segments booked as a component of bookings for our Hotels and Packages segment.